EARLY WARNING REPORT
(Form 62-103F1)

Made Pursuant To
NATIONAL INSTRUMENT 62-103
The Early Warning System and Related Take-Over Bid and
Insider Reporting Issues

Item 1. – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Securities:	Common shares (a “Share”)

Issuer:	Bonterra Resources Inc. (the “Corporation”)
200 Burrard Street, Suite 1680
Vancouver, British Columbia
V6C 3L6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. See item 2.2.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”)

200 Bay Street, Suite 3120 Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J1

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On September 24, 2018, the Corporation and Metanor Resources Inc. (“Metanor”) completed a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. Pursuant to the Arrangement, among other things, each existing common share of Metanor (“Metanor Share”) was exchanged for 1.6039 Shares. In addition, in connection with the Arrangement, the common share purchase warrants of Metanor (“Warrants”) were adjusted in accordance with their terms in order to entitle the holder thereof to acquire such number of Shares, at an exercise price as is accordingly adjusted pursuant to the terms of such Warrant, that such holder would have been entitled to receive had the holder exercised the Warrant prior to the effective time of the Arrangement. Accordingly, each Warrant now entitles the holder thereof to acquire 1.6039 Shares upon the exercise of each Warrant.

Prior to the completion of the Arrangement, Kirkland Lake Gold held: (i) 17,857,000 Bonterra Shares, representing 7.63% of Boneterra on a non-diluted basis; and (ii) 12,272,143 Metanor Share and 6,136,072 Warrants, representing 12.05% of Metanor on an non-diluted basis and 17.16% of Metanor on a partially diluted basis, assuming the exercise of the Warrants.

2.3	State the names of any joint actors. None.

Item 3 –Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

Pursuant to the Arrangement, in exchange for its Metanor Shares, Kirkland Lake Gold acquired 19,683,290 Shares, representing approximately 4.95% of the outstanding Shares on a non-diluted basis, and including the 6,316,072 Warrants that are now exercisable to acquire 9,841,646 Shares, representing approximately 7.24% of the outstanding Shares on a partially diluted basis, assuming the exercise of the Warrants by Kirkland Lake Gold.

Prior to the completion of the Arrangement, Kirkland Lake Gold held 17,857,000 Shares, representing 7.63% of the outstanding Shares on a non-diluted basis. Following Completion of the Arrangement, Kirkland Lake Gold owns or controls 37,540,290 Shares, representing approximately 9.44% of the outstanding Shares on a non-diluted basis, and including the 6,136,072 Warrants held by Kirkland Lake Gold exercisable to acquire 9,841,646 Shares, representing approximately 11.63% of the outstanding Shares on a partially diluted basis, assuming the exercise of the Warrants by Kirkland Lake Gold.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Kirkland Lake Gold acquired beneficial ownership of the Shares pursuant to the Arrangement. See item 2.2.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the completion of the Arrangement, Kirkland Lake Gold held 17,857,000 Shares, representing 7.63% of the outstanding Shares on a non-diluted basis. After giving effect to the Arrangement, Kirkland Lake Gold owns or controls 37,540,290 Shares, representing approximately 9.44% of the outstanding Shares on a non-diluted basis and, including the 6,136,072 Warrants held by Kirkland Lake Gold that are now exercisable to acquire 9,841,646 Shares, representing 11.63% of the outstanding Shares on a partially diluted basis, assuming exercise of the 6,136,072 Warrants by Kirkland Lake Gold.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control, See item 3.4.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Pursuant to the terms of the Arrangement, holders of Metanor Shares, including Kirkland Lake Gold, received 1.6039 Shares for each Metanor Share, pursuant to the Arrangement and the Spin- Out. In addition, in connection with the Arrangement, the Warrants have been adjusted in accordance with their terms in order to entitle the holder thereof to acquire such number of Shares, that such holder would have been entitled to receive had the holder exercised the Warrants prior to the effective time of the Arrangement.

The closing price of the Shares on the TSX Venture Exchange (the “TSXV”) on September 21, 2018, the last trading day prior to the effective date of the Arrangement, was $0.43. The closing price of the Metanor Shares on the TSXV on September 21, 2018 was $0.60.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans orintentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)	a solicitation of proxies from securityholders; and/or
(k)	an action similar to any of those enumerated above.

Kirkland Lake Gold currently has no other plans or intentions that relate to, or would result in the matters listed in clauses (a) to (k), above. Depending on market conditions, general economic and industry conditions, the Corporation’s business and financial condition and/or other relevant factors, Kirkland Lake Gold may increase or decrease its beneficial ownership of securities of the Corporation through market transactions, private agreements or otherwise, in the future.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

            Not applicable.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

            Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

            Not applicable.

Item 9 – Certification

I, on behalf of the acquiror and not in any personal capacity, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect. Date: September 28, 2018

“Anthony Makuch”

Anthony Makuch
President and Chief Executive Officer
Kirkland Lake Gold Ltd.